UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT Pursuant

to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) April 11, 2017

First Community Corporation

(Exact name of registrant as specified in its charter)

South Carolina

(State or other jurisdiction of incorporation)

000-28344	57-1010751
(Commission File Number)	(IRS Employer Identification No.)

5455 Sunset Blvd, Lexington, South Carolina	29072
(Address of principal executive offices)	(Zip Code)

(803) 951-2265

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement

On April 11, 2017, First Community Corporation (“First Community”), the parent holding company for First Community Bank, and Cornerstone Bancorp (“Cornerstone”), the parent holding company for Cornerstone National Bank, entered into an Agreement and Plan of Merger (the “Agreement”), which provides that, subject to the terms and conditions set forth in the Agreement, Cornerstone will merge with and into First Community with First Community being the surviving corporation in the merger. In addition, concurrently with or as soon as practicable following the merger of Cornerstone with and into First Community, Cornerstone National Bank will be merged with and into First Community Bank.

Subject to the terms and conditions of the Agreement, each share of Cornerstone common stock will be converted into the right to receive one of the following: (i) $11.00 in cash, (ii) a number of shares of First Community common stock equal to the exchange ratio (described below), or (iii) a combination of cash and First Community common stock, subject to the limitations that, excluding any dissenting shares, 70% of Cornerstone’s outstanding shares of common stock will be exchanged for First Community common stock and 30% of Cornerstone’s outstanding shares of common stock will be exchanged for cash. Cash will also be paid in lieu of fractional shares. The exchange ratio will be 0.54 shares of First Community common stock per one share of Cornerstone common stock.

The Agreement contains customary representations and warranties from First Community and Cornerstone, and First Community and Cornerstone have agreed to customary covenants and agreements, including, among others, covenants and agreements relating to (1) the conduct of their respective businesses during the interim period between the execution of the Agreement and the closing or the merger, (2) Cornerstone’s obligation to facilitate its shareholders’ consideration of, and voting upon, the necessary approval of the Agreement, (3) the recommendation by the board of directors of Cornerstone in favor of the necessary approval by its shareholders, and (4) Cornerstone’s non-solicitation obligations relating to alternative business combination transactions.

The boards of directors of First Community and Cornerstone have approved the Agreement. The Agreement and the transactions contemplated thereby are subject to the approval of the shareholders of Cornerstone, regulatory approvals, and other customary closing conditions. The Agreement provides certain termination rights for both First Community and Cornerstone and further provides that upon termination of the Agreement under certain circumstances, Cornerstone will be obligated to pay First Community a termination fee of $950,000.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is set forth below as Exhibit 2.1 hereto and is incorporated herein by reference. The Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about First Community, Cornerstone or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Agreement, may be subject to waiver by the parties and limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the First Community, Cornerstone or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by First Community.

In connection with entering into the Agreement, Cornerstone has agreed to use its reasonable best efforts to cause each of the directors and executive officers of Cornerstone to enter into a voting and support agreement (collectively, the “Support Agreements”). The parties to the Support Agreements beneficially own in the aggregate approximately 22.3% of the outstanding shares of Cornerstone common stock. The Support Agreements generally require that the shareholders party thereto vote all of their shares of Cornerstone common stock in favor of the merger and against alternative transactions and generally prohibit such shareholders from transferring their shares of Cornerstone common stock prior to the consummation of the merger. The Support Agreements will terminate upon the earlier of the consummation of the merger and the termination of the Agreement in accordance with its terms. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is included as Exhibit F to the Agreement, filed as Exhibit 2.1 of this Form 8-K, and incorporated by reference herein.

In connection with the merger, subject to the terms and conditions of the Agreement, each outstanding Cornerstone stock option will be cancelled in exchange for a cash payment. In addition, in connection with the merger, subject to the terms and conditions of the Agreement, Cornerstone will use its reasonable best efforts to redeem, subject to regulatory approval, all of its outstanding shares of Series A Preferred Stock prior to the closing of the merger. If the Series A Preferred Stock is not redeemed prior to closing, then at closing each outstanding share of Series A Preferred Stock will be automatically converted into one share of preferred stock of First Community having the same rights, preferences, privileges, and voting powers and limitations and restrictions as the Series A Preferred Stock immediately prior to closing.

Pursuant to the Agreement, the directors of Cornerstone in office immediately prior to the closing of the merger will be invited to serve on First Community Bank’s Upstate Advisory Board for at least two years.

FORWARD-LOOKING STATEMENTS

This Form 8-K contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between First Community and Cornerstone, which are subject to numerous assumptions, risks, and uncertainties.  Actual results could differ materially from those anticipated by such statements for a variety of factors including, without limitation: the businesses of First Community and Cornerstone may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes or at all; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule or at all; Cornerstone shareholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in First Community’s Annual Report on Form 10-K filed on March 13, 2017 and documents subsequently filed by First Community with the Securities and Exchange Commission.  All forward-looking statements included in this Form 8-K are based on information available at the time of the filing.  First Community assumes no obligation to update any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, First Community will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Cornerstone. First Community also plans to file other documents with the Securities and Exchange Commission regarding the merger with Cornerstone. Cornerstone will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CORNERSTONE INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about First Community, will be available, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/ prospectus can also be obtained, without charge, by directing a request to First Community Corporation, 5455 Sunset Blvd., Lexington, SC 29072, Attention: Michael Crapps.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction.

ITEM 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On April 11, 2017, First Community’s board of directors amended and restated First Community’s bylaws (the “Amended Bylaws”) to add Article 9, which requires that certain types of actions, including certain actions brought against First Community or its directors or officers, be brought in South Carolina courts. The foregoing description of the Amended Bylaws is qualified in its entirety by reference to the full text of the Amended Bylaws, which is included as Exhibit 3.1 hereto and is incorporated herein by reference.

ITEM 8.01. Other Events

On April 12, 2017, First Community issued a press release announcing the execution of the Agreement with Cornerstone. The complete text of the press release is attached to this report as Exhibit 99.1. In addition, First Community is providing supplemental information regarding the proposed merger in the investor presentation slides attached hereto as Exhibit 99.2.

ITEM 9.01 Financial Statements and Exhibits

(c)       Exhibits.

The following exhibits are filed as part of this report:

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of April 11, 2017, by and between First Community Corporation and Cornerstone Bancorp.

3.1	Amended and Restated Bylaws dated April 11, 2017.

99.1	Press Release dated April 12, 2017.

99.2	Investor Presentation dated April 12, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY CORPORATION

Dated: April 12, 2017	By:	/s/ Michael C. Crapps
Michael C. Crapps
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of April 11, 2017, by and between First Community Corporation and Cornerstone Bancorp.

3.1	Amended and Restated Bylaws dated April 11, 2017.

99.1	Press Release dated April 12, 2017.

99.2	Investor Presentation dated April 12, 2017.